Mail Stop 3561

April 13, 2006

<u>Via Fax and U.S. Mail</u>

Mr. Gregory Lattanzio
BNP Paribas Mortgage ABS LLC
787 Seventh Ave
New York, NY 10019

Re: BNP Paribas Mortgage ABS LLC
Amendment No. 1 to Registration Statement on Form S-3
Filed March 31, 2006
File No. 333-131691

Dear Mr. Lattanzio:

        We have reviewed your responses to the comments in our letter dated March 8,
2006 and have the following additional comments. Please note that all page references
below correspond to the marked version of your filing provided by counsel.

<u>Registration Statement on Form S-3</u>

<u>General</u>

1. We note your response to prior comment 4. Please confirm, if true, that no
   affiliates of BNP Paribas Mortgage ABS LLC have been subject to Exchange Act
   reporting requirements. Alternatively, please confirm that the affiliates have been
   current and timely with Exchange Act reporting during the last twelve months
   with respect to asset-backed securities involving the same asset class. In addition,
   please provide the CIK codes for these affiliates.

Prospectus Supplement #1

<u>Cover Page</u>

2. We note the revisions you have made in response to prior comment 8. However,
   when referring to transaction parties, please use the terminology set out in

Regulation AB. Please refer to Item 1101(f) of Regulation AB for the definition of issuing entity and revise to refer to the issuing entity, as opposed to the trust.

Summary of Prospectus Supplement, page S-4

3. While we note the disclosure you have provided in response to prior comment 23, please expand the bracketed language you have provided on page S-6 to illustrate the disclosure you would provide in response to the requirements of Item 1103(a)(5), if applicable.

Prospectus Supplement #2

Cover Page

4. While we note the changes you made in response to prior comment 8, the entity named in the box on the left side of the cover page for the second prospectus supplement appears to be the depositor as opposed to the issuing entity. See Item 1102(d) of Regulation AB and revise accordingly.

Offered Notes, page S-5

5. We note your response to prior comment 11. We re-issue this comment with respect to prospectus supplement #2.

Base Prospectus

Cover Page

6. We note your response to prior comment 20, however, it appears that the cover page has not been revised. We re-issue the prior comment.

The Mortgage Pools, page 2

7. We note your response to prior comment 21. Please confirm that you will disclose as of the applicable cut-off date both the number of delinquent loans and the aggregate balance of the delinquent loans for each 30/31 day bucket through charge-off. Additionally, please revise the delinquency and loss tables in your supplements accordingly.

Distributions of Interest and Principal on the Securities, page 39

8. While we note your response to prior comment 22, please confirm that in no event would payments of interest on the securities be based on a stock or commodities index.

Other Financial Obligations Related to the Securities, page 50

9. We note your response to prior comment 28. Please provide us more information on how the proposed credit default swaps will protect against defaults and losses on mortgage loans or a class of offered securities. For example, how will they operate? Will the issuing entity pay premiums to the counterparty? What happens when a credit event occurs? Please refer to the discussion at Section III.A.2. of the Regulation AB Adopting Release (Release Nos. 33-8518; 34-50905) and footnote 68.

Purchase Obligations, page 52

10. Please explain whether the trustee, issuing entity, or a party designated by the issuing entity will have the power to exercise the put option. If so, please explain whether such purchase obligations are consistent with the requirements of Rule 3a-7 of the Investment Company Act of 1940 ("1940 Act"). Specifically, please explain whether the sale of the issuing entity's assets pursuant to an agreement based on a conditional event is consistent with the requirement in Rule 3a-7(a)(3) that the assets disposed of by the issuing entity are not done for the primary purpose of recognizing gains or decreasing losses resulting from market value changes. Please also explain whether the sale of the issuing entity's assets is consistent with the requirement in Rule 3a-7(a)(1) that the issuing entity issue fixed-income or other securities which entitle their holders to receive payments that depend primarily on the cash flow from eligible assets.

    Alternatively, please explain whether the issuing entity will be relying on a different exception or exemption from the 1940 Act. If, for example, the issuing entity intends to rely on the exception in Section 3(c)(5)(C) of the 1940 Act, please confirm that the issuing entity's asset composition will comply with interpretations issued by IM regarding Section 3(c)(5)(C). Please note that, in the staff's view, an issuer is not excepted under Section 3(c)(5)(C) unless at least 55% of its assets directly consist of "mortgages and other liens on and interests in real estate" and the remaining 45% of its assets consist primarily of real estate-type interests. See, e.g., NAB Asset Corporation (pub. avail. June 20, 1991); Citytrust (pub. avail. Dec. 19, 1980); Salomon Brothers, Inc. (pub. avail. June 17, 1985). Of the remaining 45% of the issuer's assets, at least 25% must be in real estate related assets, although this percentage may be reduced to the extent that more than 55% of the issuer's assets are invested in mortgages and other liens on and interests in real estate. See Division of Investment Management, SEC, Protecting Investors: A Half Century of Investment Company Regulation (1992) at p. 72.

<p style="text-align:center">*   *   *   *   *</p>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Daniel Morris at (202) 551-3314. If you need further assistance, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile (212) 912-7751
    Mr. Richard Simonds, Esq.
    Thacher Proffitt & Wood LLP
    Telephone: (212) 912-7472